

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2024

Laura F. Clark
President & CEO
Eagle Bancorp Montana, Inc.
1400 Prospect Avenue
Helena, MT 59601

> **Re: Eagle Bancorp Montana, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 6, 2024**
> **File No. 333-277719**

Dear Laura F. Clark:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Stickel at 202-551-3324 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance